UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-
16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

Titanium House, Hanzard Drive, Wynyard Park Stockton-On-Tees, TS22 5FD,
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Resignation of Director

On January 18, 2023, Miguel Kohlmann resigned as a member of the Board of Directors (the “Board”) of Venator Materials PLC (the “Company”). Mr. Kohlmann’s resignation was not the result of any disagreement with the Company.

Appointment of Directors

On January 18, 2023, the Board appointed Stefan M. Selig and Jame Donath to serve as members of the Board. The Board determined, after applying the Company’s independence criteria, that each of Messrs. Selig and Donath is an independent director. Mr. Selig was also appointed Chairman of the Board and a member of the Audit Committee of the Board. Mr. Donath was appointed a member of the Compensation Committee of the Board.

Appointment of Director

On January 20, 2023, Venator Materials PLC issued the press release furnished herewith as Exhibit 99.1.

Exhibit No.	Description of Exhibits

99.1	Press Release dated January 20, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Assistant Secretary

Dated: January 20, 2023